

February 22, 2013

Via E-mail
Robert C. Arzbaecher
Chief Executive Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, WI 53051

> **RE: Actuant Corporation**
> **August 31, 2012 Form 10-K Filed October 26, 2012**
> **Schedule 14A Filed December 3, 2012**
> **File No. 1-11288**

Dear Mr. Arzbaecher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

August 31, 2012 Form 10-K
Business, page 1

1. Please note that Item 101(b) of Regulation S-K requires disclosure for each segment of revenues from external customers, a measure of profit or loss, and total assets, reported for each of the last three years. Cross-referencing to the financial statements is expressly allowed by Item 101(b). In future filings, please include appropriate cross-reference to the location in the financial statements where this information may be found.

Management's Discussion and Analysis, page 17

2. Throughout this section, you provide discussion and analysis of past financial condition and operating analysis; however, there does not appear to be much emphasis on your prospective financial condition and operating performance. See Section III.B.3 of SEC Release 33-8350, and Item 303(a)(3)(ii) of Regulation S-K. For example, you have indicated in the section regarding your Engineered Solutions segment that "growth rates have … moderated in the global agriculture and North American truck and construction equipment end markets as major OEMs reduce production schedules." Similarly, for each of your segments, you identify material drivers of segment growth or performance,

but do not provide statements regarding the impact that known trends or uncertainties affecting these drivers of segment growth may have on the likelihood that past performance will be indicative of future performance. Please enhance your disclosure as appropriate in future filings.

3. In reviewing your quarterly reports on Form 10-Q for fiscal 2012, it does not appear that you forewarned of the possible impairment of Mastervolt. Additionally, in your Form 8-K filed June 20, 2012, you state that third quarter operating profit margin for the Electrical segment increased 350 basis points from the prior year due to the higher volumes and improved Mastervolt profitability. Given your lack of disclosure in your quarterly reports and your reference to the improvement in profitability for Mastervolt, it is unclear whether investors had sufficient information to reasonably expect a fourth quarter impairment charge of $62 million which had a 51% impact on your pre-tax annual income from continuing operations and also wiped out your fourth quarter earnings. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please tell us why you did not include such disclosure in your MD&A in prior periods. Further, please tell us, and disclose in future filings, the specific business, economic, and competitive events and circumstances occurring in the fourth quarter that caused the impairment. The existing disclosure that the business underperformed is uninformative given that virtually all impairments are caused by underperformance. Also, in future filings, disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations. If any of those trends could trigger a write-down of specific assets, such as intangible assets or property, plant and equipment, then you are required to quantify those assets at risk. Refer also to Item 303 of Regulation S-K, which requires disclosure of material known uncertainties in MD&A unless the likelihood of a material impact is deemed remote.

4. In future filings, please provide an expanded explanation of changes in your effective tax rate that quantifies and describes the impact of the specific factors which precipitated the change in each period. At a minimum, please address the material factors reflected in the tax rate reconciliation included in the income tax footnote to your financial statements. The disclosure should also enable a reader to assess whether you expect these factors to have a similar, recurring impact in future periods. See Section 501.12.b.4 of the Financial Reporting Codification.

Quantitative and Qualitative Disclosures about Market Risks, page 27

5. Regulation S-K Item 305(a) requires disclosure of exposure to market risk through either sensitivity analysis disclosures or value at risk disclosures, if a tabular disclosure is not provided. While you identify three categories of risk, and give a hypothetical example of your exposure to interest rate risk, you do not discuss any other hypothetical changes in rates and their affect, so as to present a sensitivity analysis disclosure as contemplated by 305(a)(ii) for currency or commodity risk, nor express the potential losses contemplated by 305(a)(iii). Please include the quantitative and qualitative disclosures contemplated by Item 305(a) in future filings.

Note 18, page 56

6. In future filings, please expand the level of detail in your Note 18 financial statements to comply with Articles 3-10(i)(1) and 10-01(a)(2) of Regulation S-X. It appears that certain current asset and current liability accounts, including cash, must be separately presented.

Schedule 14A
Certain Relationships and Related Person Transactions, page 27

7. Please revise your disclosure in future filings to conform to the requirements of Item 404(b) of Regulation S-K. Please describe your procedures for the review, approval, or ratification of any related party transactions, what transactions are covered by your procedures, the standards applied, and the persons who apply your procedures.

Components of Executive Compensation for Fiscal 2012, page 36

8. At the top of page 38, you rely upon Item 401(b) of Regulation S-K to withhold disclosure of the MBO's or CMM targets for fiscal 2012, stating that to do so would result in competitive harm. Please note that Item 401(b) does not address this issue, as it deals with identification of executive officers. Rather, Item 402(b) is controlling. If you feel disclosure of the MBOs and CMM targets would cause competitive harm, in future filings please disclose how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed MBO and CMM targets.

9. Please disclose how you determined the overall pool amount payable under the LTIP.

10. Please disclose the financial targets associated with vesting of the MTIP shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202)551-3738 or, the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton at (202) 551-3791 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief